Exhibit 99.1

Medigus: Metagramm to Develop Bubbl, its Most Advanced AI-Powered Writing and Grammar Tool

Bubbl’s technology allows for innovative document re-writing and sets a new standard in the domain of writing aids

Tel Aviv, Israel, Nov. 13, 2023 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq: MDGS), a technology company engaged in advanced medical solutions, innovative internet technologies, and electric vehicle and charging solutions, announced today that its subsidiary (19.99% owned), Metagramm Software Ltd. (“Metagramm”), is developing Bubbl, a state-of-the-art writing tool utilizing Machine Learning, Natural Language Processing (NLP), Artificial Intelligence (AI) and Deep Learning technologies.

According to Verified Market Research, the Global Writing Enhancement Software market will reach $887.9 million by 2030 with an impressive 11% CAGR from 2023-2030.

The Company anticipates Bubbl to significantly impact the market for writing tools, providing users with an unmatched writing experience.

In an effort to offer an unrivaled user experience, Bubbl has been crafted with a minimalistic and clean design, presenting a non-invasive writing tool. It allows users to operate in different modes, including an interactive re-write floating window mode, interactive inline mode and grammar-only mode.

Bubbl represents a revolution in the field of writing tools, integrating classic semantic analysis, pre-training, and reinforcement learning of Specialized Language Models (SLMs) and Large Language Models (LLMs). This advanced technology allows for innovative document re-writing and sets a new standard in the domain of writing aids.

A notable feature of Bubbl is “Click Writing”, a unique, user-friendly tool that enables users to enhance and re-write their text effortlessly. A simple interaction with Bubbl allows users to access automatically revised text suggestions instantaneously.

Moreover, Bubbl is designed to cater to a variety of writing needs with different profiles and features, including Business, Medical, Academic and Blogging. Each profile incorporates tailored assistive tools that greatly facilitate the writing process for each specific profile.

With Metagramm’s new development, Bubbl, Medigus continues its legacy of pioneering advanced technologies that may disrupt and redefine their respective fields.

About Medigus

Based in Israel, Medigus Ltd. (Nasdaq: MDGS) is a technology company focused on innovative growth partnerships, mainly in advanced medical solutions, digital commerce and electric vehicle markets. Medigus’ affiliations in the medical solutions arena include ownership in Polyrizon Ltd. The Company’s affiliates in digital commerce include Gix Internet Ltd., Jeffs’ Brands Ltd. and Eventer Technologies Ltd. In the electric vehicle market, Charging Robotics Ltd. and Revoltz Ltd., by way of Fuel Doctor Holdings, Inc. and ParaZero Technologies Ltd. are also part of the Company’s portfolio of technology solution providers. To learn more about Medigus’ advanced technologies, please visit http://www.medigus.com/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Medigus’ current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements could differ materially from those described in or implied by the statements in this press release. For example, Medigus uses forward looking statements when describing Bubbl’s potential in the global writing enhancement software market.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed in any filings with the SEC. Except as otherwise required by law, Medigus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Medigus is not responsible for the contents of third-party websites.

Company Contact:

Tali Dinar

Chief Financial Officer

+972-8-6466-880

ir@medigus.com

Investor Relations Contact:

Michal Efraty

Investor Relations, Israel

+972-(0)52-3044404

michal@efraty.com